SEC FILE NUMBER
0-17224

CUSIP NUMBER
25811P100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DORAL FINANCIAL CORPORATION

Full Name of Registrant
N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00920

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Doral Financial Corporation (the “Company”) was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as a result of delays in the preparation of its consolidated financial statements for the year ended December 31, 2008. In particular, the assessment of accounts that are by their nature inherently subject to judgment and subjective assessments, such as the deferred tax asset, the allowance for loan and lease losses, OTTI evaluation and the Lehman receivable.
The Company expects to file the Annual Report on Form 10-K on or before March 31, 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Laura Vázquez Controller and Principal Accounting Officer	787	474-6764
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company estimates that it will incur a net loss (before preferred stock dividends) of approximately $318.3 million for the fiscal year ended December 31, 2008, compared to a net loss (before preferred stock dividends) of approximately $170.9 million for the fiscal year ended December 31, 2007. Based on current estimates, compared to 2007, the Company’s net loss before taxes for 2008 is expected to show an improvement of approximately $270.5 million (net loss before taxes of approximately $32.3 million in 2008 compared to a net loss before taxes of approximately $302.8 million in 2007) driven by: (i) an estimated increase of approximately $23.2 million in net interest income; (ii) an estimated reduction of approximately $29.4 million in the provision for loan and lease losses; (iii) an estimated increase in non-interest income of approximately $154.9 million; and (iv) an estimated reduction in non-interest expense of approximately $63.1 million, which included reductions in compensation and benefit expense and professional services offset by a fourth quarter reserve of $21.6 million on the Company’s exposure to Lehman Brothers Inc. Based on current estimates, these pre-tax improvements are expected to be offset by the recognition of an income tax expense of approximately $286.0 million in 2008 compared to an income tax benefit of $131.9 million for 2007, primarily related to an estimated non-cash increase of approximately $301.2 million in the deferred tax asset valuation allowance during 2008. Based on current estimates, this is expected to result in an increase of approximately $147.4 million during 2008 in the Company’s after-tax net loss when compared to 2007. These estimates are based on preliminary information and as such are subject to change as the Company continues to work on the preparation of its audited consolidated financial statements.

Doral Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	Marangal I. Domingo

Executive Vice President and
Chief Financial Officer